For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Fourth Quarter Results

Company Also Announces:
Sale-Leaseback of its Calgary National Logistics Centre
Loan Processing and Servicing Agreement with easyfinancial Services Inc.
2016 Cost Reduction Initiatives

TORONTO - March 18, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the fourth quarter of Fiscal 20151.

Fourth Quarter 2015 Operational Highlights

•
Core retail revenue remained stable in the face of difficult market conditions for seasonal businesses due to a warmer than average winter, and notwithstanding the termination of the credit card agreement[2].

•	Gross margin rate improved when excluding foreign currency effects, despite being negatively impacted by intentional actions to drive down inventory.

•
Improvement in pro forma Adjusted EBITDA after backing out non-comparable items, such as (1) foreign currency effects, (2) the financial headwind due to the termination of the credit card, and (3) the one-time expenses to launch the new loyalty platform. Excluding these items, pro forma Adjusted EBITDA would have improved by $28.9 million for the fourth quarter this year compared to the fourth quarter last year.

•	Completed approximately $125 million in annualized cost reductions, achieving upper end of previously announced target.

•
Ended the quarter with $313.9 million of cash on hand, plus approximately $221 million of announced real estate transactions. Of the $221 million, approximately $193 million is expected to close in the first quarter of 2016, with the balance expected to close during the second and third quarters of 2016. Taken together, the year-end cash balance plus the real estate transactions totals approximately $535 million, in line with the Company’s goal to maintain a strong balance sheet.

________________________________
1Fourth quarter 2015 and 2014 represent the 13-week periods ended January 30, 2016 and January 31, 2015, respectively. Fiscal 2016, 2015 and 2014 represent the 52-week periods ending or ended January 28, 2017, January 30, 2016 and January 31, 2015, respectively.
2The credit card marketing and servicing agreement between the Company and JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMC”) terminated on November 15, 2015.

New Developments Announced Today

•
Sale-leaseback of Calgary distribution centre. Today Sears Canada is announcing that it has entered into a sale-leaseback agreement for $84 million for its National Logistics Centre (NLC) located on Dufferin Place SE in Calgary. Sears Canada will continue to operate the NLC in the ordinary course, with no change to the day-to-day operations of the facility and for the associates. The transaction is expected to close in the first quarter of 2016, subject to customary due diligence and satisfaction of closing conditions.

•
Agreement with easyfinancial Services Inc. Today Sears Canada is announcing that it has entered into a Loan Processing and Servicing Agreement with easyfinancial Services Inc., a division of goeasy Ltd. (TSX: GSY), to enable financing capabilities for Sears Canada customers purchasing large ticket items. Depending on the customer credit profile, either Sears Canada or easyfinancial would extend credit for such purchases.  easyfinancial’s point-of-sale platform would provide the back-end support system and loan servicing needed, and the in-store process is being designed to make the transaction smooth and straight-forward for Sears Canada customers. Launch of this program with easyfinancial is subject to negotiation of additional definitive documentation.

•
Additional cost reduction program. Sears Canada has implemented a zero-based budgeting process that will continue to be reinforced with a cultural focus on frugality. Specifically, the Company has identified additional SG&A reductions of $100 million to $127 million for 2016 versus 2015 levels. The Company expects to have the vast majority of the cost reduction program implemented within the first quarter of 2016. A moderate portion of the cost savings may be reinvested to support growth initiatives during the year.

Fourth Quarter 2015 Financial Highlights

•	Revenue. Revenue was $887.6 million in the fourth quarter, a decline of 8.7% compared to the same quarter last year.

•
Same Store Sales. Same store sales across all channels decreased by 1.6% compared to the same quarter last year. The difference between the decline in revenue and the decline in same store sales was primarily due to store exits since last year and declines in the Company’s Direct business. Excluding three categories that represent less than 7% of our Q4 business, same store sales would have increased by 1.0%. These three categories are Cosmetics, a business where we have had a reduction in brands compared to the fourth quarter last year and which we are now substantially re-engineering, Outdoor Power Equipment, where sales were heavily impacted by unseasonably warm weather, and Home Electronics, a merchandise category which the Company has almost completely exited.

•
Core Retail Same Store Sales. Same store sales for the Company's core retail store network, which consists of its 95 full-line department stores and 41 Sears Home stores, decreased 0.8% for the fourth quarter. Core retail same store sales increased by 2.9% in the Apparel and Accessories categories for the quarter and declined by 5.1% in Home and Hardlines categories. Excluding the impact of declines in Cosmetics, Outdoor Power Equipment and Home Electronics as noted above, core same store sales would have increased by 1.7%. In the Apparel & Accessories business, core retail same store sales for the quarter increased by 4.7% excluding the impact of declines in Cosmetics.

•
Gross Margin. The gross margin rate was 28.7% in the fourth quarter, as compared to 30.4% for the same quarter last year. Excluding the negative impact of foreign currency effects, the gross margin rate would have improved by 60 bps to 31.0% in the fourth quarter as compared to 30.4% for the same quarter last year. The Company will continue to maintain foreign exchange hedging programs to manage the impact of future volatility in the exchange rate. In addition to the impact of foreign currency effects, aggressive discounting in the Outlet channel as well as in apparel merchandise in the core retail stores during the fourth quarter negatively impacted margins by 185 bps compared to the same quarter last year. The Company made a conscious decision to manage overall inventory levels down, which had the effect of driving lower margins and higher sales, but also more cash and less year-end inventory.

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $51.2 million in the fourth quarter compared to a loss of $28.8 million for the same quarter last year. Adjusted EBITDA was negatively impacted by (1) $18.8 million due to foreign currency effects, (2) one-time operating costs of $4.7 million to launch the new loyalty program on November 16, 2015, and (3) $27.8 million due to reduced revenues and incremental operating expenses incurred after the termination of the credit card agreement. Excluding these impacts, Adjusted EBITDA would have improved by $28.9 million for the fourth quarter this year compared to the fourth quarter last year. Adjusted EBITDA is a non-IFRS measure.

•
Net Earnings. Net Earnings for the fourth quarter this year were $30.9 million or 30 cents per share compared to a net loss of $123.6 million or $1.21 per share for the same quarter last year. Included in the fourth quarter this year is a net gain of $170.7 million related to proceeds received from JPMC for the termination of the credit card agreement noted above. For a list of other non-recurring charges in Fiscal 2015 and Fiscal 2014, please refer to the “Reconciliation of Net Earnings (Loss) to Adjusted EBITDA” table included in this release.

•
Cash Position. Sears Canada ended the fourth quarter with $313.9 million in cash. During Fiscal 2016, the Company expects to receive proceeds from real estate transactions of approximately $221 million, inclusive of the sale-leaseback announced today for the Company’s NLC in Calgary valued at approximately $84 million as well as previously announced real estate transactions of $137 million. These proceeds would give the Company a pro forma cash balance of approximately $535 million as of the end of the fourth quarter of Fiscal 2015. Sears Canada had no cash borrowings on the Company’s $300 million credit facility as at the end of the fourth quarter of Fiscal 2015.

Business Stabilization Initiatives from 2015 and Business Re-engineering in 2016
2015 was a year in which we focused on stabilization, and 2016 will be a year focused on re-engineering. During 2015, Sears Canada maintained its focus on our three key business stabilization initiatives: increase revenue, operate profitably and maintain a strong balance sheet. Following are highlights of the progress made in the fourth quarter of Fiscal 2015, as well as comments on areas of re-engineering for 2016.

Increase Revenue.

Shop-in-Shops. During the fourth quarter, 51 additional shop-in-shops were installed, bringing the total shop-in-shops completed in 2015 to 191 shops from national brands, plus another 25 shop-in-shops supporting Sears Canada’s private brands. The top performing brands that have installed shops have shown as much as 36% better sales per square foot, 19% better gross margins, and 92% better inventory turns, when compared with the overall merchandise category averages across the Company. The Company expects to expand installations of shop-in-shops in 2016 for those brands that have performed well.

Media planning and marketing. In the fourth quarter, Sears Canada began the process of re-engineering its media planning and marketing strategies to follow a more data driven approach. This more disciplined approach pointed to improved outcomes, as measured by the full-line store Key Performance Indicators (“KPIs”) from the Company’s Daily Deals program that was conducted during the Holiday Campaign. In light of the overall results, we plan to expand the more data-driven approach to other important promotional timeframes throughout the year in 2016.

Pinball. Sears Canada began a new in-store merchandising initiative called “Pinball,” which focuses on setting stronger merchandise presentation standards. Pinball was implemented in selected areas of women’s apparel in a handful of test stores and drove an increase in excess of 10% in YoY sales in those areas versus a control group. Based on this positive development, Pinball will be rolled out more extensively in 2016.

Conversion. In 2015, Sears Canada exited six of its Home Stores. In certain markets with Home Store exits, Sears Canada was able to convert the Home Store customers to its nearest full-line store, which drove a significant sales lift in the nearest full-line store. As Sears Canada continues to consolidate its footprint, it will continue to work on conversion strategies so as to drive sales growth.

During 2016, Sears Canada expects to undertake a complete re-engineering of its business. Among other potential areas, the re-engineering will include:

•	Integration of the more data-driven media planning and marketing strategies to the full-year marketing programs.

•
Restructured assortment architecture with more focus on the integrity of Sears Canada’s price to value design, and a merchandise curation designed not to offer an excess of choices, but to simplify choices for consumers.

•
Shift in the balance of sale in a large group of stores to be more relevant to a broader segment of the Canadian population, with a subset of these stores iterating forward to pilot a Sears Canada 2.0 concept that will highlight the new assortment architecture as well as innovative real estate development ideas.

•
Execution of a new store operations “Playbook,” focused on the execution of operating tactics to drive four KPIs: sales per square foot, margins, labour costs, and inventory turns. Key features of the Playbook include a focus on moving bottom performing stores up to current averages, and on driving de-centralized, more entrepreneurial activity by focusing store managers on potential “tactics” to drive KPIs.

•	Conversion programs to drive Home Store customers to full-line stores, and catalogue customers online.

•
Re-engineering of Sears Canada’s catalogue to include a focus on key items, upgraded paper, modernized photography, and layouts that will follow merchandise presentation standards similar to “Pinball”.

•	The enabling of financing capabilities for Sears Canada customers purchasing large ticket items, through an agreement with easyfinancial Services Inc. as announced earlier in this release.

Operate Profitably.

Sears Canada is focused on growing profitable sales and instilling a culture of zero-based budgeting, and will continue to iterate financial plans to drive growth and take costs down until the Company is profitable.

•
2015 cost reduction plans. During 2015, Sears Canada implemented a cost reduction program to reduce recurring operating expenses by $100 million to $125 million on an annualized basis. As of the end of Fiscal 2015, the Company had initiated reductions of approximately $125 million, reaching the upper end of the target. Total selling, administrative and other expenses for 2015 were $119.5 million less than 2014, excluding non-recurring and non-cash charges from both periods. The approximate one-time cost of implementation for the entire cost reduction program was $17 million.

•
2016 cost reduction plans. Sears Canada continues to study its business and expects to implement further improvements to the cost structure in 2016, estimated at $100 million to $127 million in annualized savings versus 2015 levels.

•	Direct business costs and unit economics. The Company is also reviewing the costs and unit economics associated with its Direct business. Specifically, the Company is taking actions to modify numerous business processes and policies in order to drive higher Average Order Value and to reduce unit costs related to operations and logistics for the Direct business. The initiatives are significant and present an opportunity for improvement in this area while remaining competitive and not impacting customer service levels.

•
Conversion and channel consolidation - Home and Outlet. On February 23, 2016, Sears Canada announced that it had entered into agreements to assign eight of its Sears Home store leases, seven of which will be effective June 1, 2016 and the remaining one on July 1, 2016. Sears Canada’s strategy for Home Store consolidations is conversion. The Home Store channel will remain an important component of the Company’s overall business, but when Sears Canada can become more efficient via consolidation of selected Home Stores, the goal is to convert customers from those stores with the less efficient footprints to become customers of the Company’s more efficient and better performing stores. Recent experiences show that when the Company executes this conversion, the full-line stores pick up a significant portion of the sales. Sears Canada’s strategy for its Outlet Stores is to optimize this channel as the number of Outlet stores has grown large in recent years relative to the business requirements for liquidation of excess inventory. In 2015, Sears Canada exited four Outlet stores and, in the future, may explore continued Outlet Store re-engineering, including further rationalizations and/or potentially converting some Outlet stores to full-line stores or other formats.

Maintain a Strong Balance Sheet.

The Company believes that a strong balance sheet with surplus liquidity is important to maintain the support of the Company’s business partners and other stakeholders. There are opportunities for the Company to be more efficient with its asset base and it will continue to evaluate opportunities to create value.

Earlier in this release, Sears Canada announced that it has entered into a sale-leaseback agreement for $84 million for its National Logistics Centre (NLC) located on Dufferin Place SE in Calgary. These proceeds along with those previously announced, including the sale of Sears Canada’s Vaughan, Ontario NLC ($100 million), a previously-exited distribution centre ($8.5 million), another distribution centre ($18.1 million), and the sale and leaseback of a non-mall based property ($10.0 million) are expected to be applied to the Company’s balance sheet in 2016 and be used for general corporate purposes. As discussed above, the year-end cash balance of $313.9 million plus the transactions above would total to cash resources of approximately $535 million.

Additional Commentary
“We are making real and meaningful changes at Sears Canada to create a new Sears Canada organization,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “We are working to create Sears Canada 2.0.” Other initiatives that Sears Canada will work on during 2016 will include:

•
Innovation. Sears Canada has created a specialized retail innovations lab mandated with modernizing the Company’s commerce platform. The innovations lab is an open-concept, creative environment, physically located away from head office operations to facilitate the generation of new ideas and focus on delivering customer-centric, digital solutions. This lab will allow Sears Canada and its partners to work in close collaboration and foster a culture of innovation.

•
Talent. Sears Canada has strengthened the leadership team of the Company over the past nine months. The Company is working to attract the best and brightest talent to the team, with the goal for each incremental hire to raise the bar on talent and performance.

“As a team, we strive to provide effective leadership to the 17,000 Sears Canada associates that serve Sears Canada’s customers directly or indirectly”, added Mr. Stranzl. “I want to thank them for their continuing commitment to making the Company successful. It takes a team of dedicated people to accomplish the work ahead of us as we reinvigorate the relationship between Canadians and Sears Canada, and to do so in a way that is profitable and sustainable. We all look forward to executing and achieving our business plans for 2016.”

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the proposed real estate transactions in this release, which are subject to closing conditions, not closing on the agreed terms or at all; the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to secure an agreement with a financial institution for the management of the credit and financial services operations; the ability of the Company’s new loyalty program to attract and retain customers; the ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s audited consolidated financial statements for the 52-week period ended January 30, 2016 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the audited consolidated financial statements for the 52-week period ended January 30, 2016. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 30, 2016. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s audited consolidated financial statements for the 52-week period ended January 30, 2016.

SEARS CANADA INC.
RECONCILIATION OF NET EARNINGS (LOSS) TO ADJUSTED EBITDA
For the 13 and 52-week periods ended January 30, 2016 and January 31, 2015

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$30.9	$(123.6)	$(67.9)	$(338.8)
Transformation expense[1]	9.7	0.3	16.5	19.8
Gain on termination of credit card arrangement[2]	(170.7)	—	(170.7)	—
Gain on sale and leaseback transactions[3]	—	—	(67.2)	—
Gain on settlement of retirement benefits[4]	—	—	(5.1)	(10.6)
Gain on sale of interest in joint arrangements[5]	—	—	—	(35.1)
Other asset impairment[6]	74.6	99.3	74.6	115.0
Warehouse (impairment reversal) impairment[7]	(11.3)	—	(11.3)	44.4
TBI costs[8]	—	—	6.4	—
Environmental remediation costs for assets held for sale[9]	3.2	—	3.2	—
SHS warranty and other costs[10]	—	3.1	—	9.7
Goodwill impairment[11]	—	—	—	2.6
Lease exit costs[12]	—	—	—	4.1
Depreciation and amortization expense	11.1	23.2	48.4	89.3
Finance costs (recovery)	2.1	(4.7)	9.7	1.0
Interest income	(0.3)	(0.6)	(2.3)	(2.6)
Income tax (recovery) expense	(0.5)	(25.8)	5.2	(21.2)
Adjusted EBITDA[13]	$(51.2)	$(28.8)	$(160.5)	$(122.4)
Basic net earnings (loss) per share	$0.30	$(1.21)	$(0.67)	$(3.32)

1	Transformation expense during 2015 and 2014 relates primarily to severance costs incurred during the period.
2
Gain on termination of credit card arrangement represents the net gain on the sale of JPMorgan Chase's portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard during 2015.

3
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back certain properties owned by the Company located in Burnaby, British Columbia, Chilliwack, British Columbia and Calgary, Alberta during Q2 2015.

4	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q2 2014
5	Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in certain properties co-owned with Ivanhoé Cambridge during 2014.
6	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during 2015 and 2014.
7
Warehouse (impairment reversal) impairment represents the partial reversal during Q4 2015 of the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Q3 2014 to fair value less costs to sell. The reversal during Q4 2015 is net of the charge related to writing down the carrying value of the property, plant and equipment of the Broad Street Logistics Centre located in Regina to fair value less costs to sell.

8	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Q2 2015.
9	Environmental remediation costs for assets held for sale relate to estimated costs required to restore the Park Street Logistics Centre located in Regina, in order to sell the asset.
10
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS Services Management Inc. (a former licensee of the Company) announcing it was in receivership.

11	Goodwill impairment represents the charge related to the write-off of goodwill related to the Corbeil cash generating unit during Q2 2014.
12	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014.
13
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13 and 52-week periods ended January 30, 2016 and January 31, 2015

Unaudited

	Fourth Quarter		Fiscal
(in CAD millions)	2015	2014	2015	2014
Total merchandising revenue	$887.6	$972.5	$3,145.7	$3,420.5
Non-comparable sales	194.1	231.3	708.5	814.2
Total same store sales[1]	693.5	741.2	2,437.2	2,606.3
Percentage change in total same store sales	(1.6)%	(9.1)%	(2.3)%	(8.3)%
Percentage change in total same store sales by category
Apparel & Accessories	0.4%	(10.7)%	(4.6)%	(6.2)%
Home & Hardlines	(3.5)%	(8.0)%	(0.7)%	(10.3)%
Percentage change in Core Retail same store sales	(0.8)%	(9.8)%	(0.6)%	(9.2)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	2.9%	(11.2)%	(1.5)%	(6.9)%
Home & Hardlines	(5.1)%	(8.2)%	—%	(11.3)%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 52-week periods ended January 30, 2016 and January 31, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at January 30, 2016	As at January 31, 2015

ASSETS
Current assets
Cash	$313.9	$259.0
Accounts receivable, net	59.4	73.0
Income taxes recoverable	35.9	127.2
Inventories	664.8	641.4
Prepaid expenses	31.0	28.7
Derivative financial assets	6.6	7.2
Assets classified as held for sale	22.1	13.3

Total current assets	1,133.7	1,149.8

Non-current assets
Property, plant and equipment	444.1	567.6
Investment properties	17.0	19.3
Intangible assets	22.5	16.2
Deferred tax assets	0.6	0.7
Other long-term assets	15.3	20.5

Total assets	$1,633.2	$1,774.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$332.7	$359.4
Deferred revenue	158.3	171.2
Provisions	75.8	58.6
Income taxes payable	2.6	—
Other taxes payable	17.3	34.6
Current portion of long-term obligations	4.0	4.0

Total current liabilities	590.7	627.8

Non-current liabilities
Long-term obligations	20.2	24.1
Deferred revenue	74.2	76.8
Retirement benefit liability	326.9	407.4
Deferred tax liabilities	—	3.4
Other long-term liabilities	67.0	63.8

Total liabilities	1,079.0	1,203.3

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9
Retained earnings	739.0	806.9
Accumulated other comprehensive loss	(199.7)	(251.0)
Total shareholders’ equity	554.2	570.8
Total liabilities and shareholders’ equity	$1,633.2	$1,774.1

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 13 and 52-week periods ended January 30, 2016 and January 31, 2015

Unaudited

	13-Week Period		52-Week Period
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Revenue	$887.6	$972.5	$3,145.7	$3,424.5
Cost of goods and services sold	632.5	676.9	2,145.9	2,308.0
Selling, administrative and other expenses	393.6	450.3	1,298.1	1,523.8
Operating loss	(138.5)	(154.7)	(298.3)	(407.3)

Gain on sale and leaseback transactions	—	—	67.2	—
Gain on termination of credit card arrangement	170.7	—	170.7	—
Gain on sale of interest in joint arrangements	—	—	—	35.1
Gain on settlement of retirement benefits	—	—	5.1	10.6
Finance costs (recovery)	2.1	(4.7)	9.7	1.0
Interest income	0.3	0.6	2.3	2.6
Earnings (loss) before income taxes	30.4	(149.4)	(62.7)	(360.0)

Income tax (expense) recovery
Current	(0.8)	46.1	(8.1)	74.7
Deferred	1.3	(20.3)	2.9	(53.5)
	0.5	25.8	(5.2)	21.2
Net earnings (loss)	$30.9	$(123.6)	$(67.9)	$(338.8)

Basic and diluted net earnings (loss) per share	$0.30	$(1.21)	$(0.67)	$(3.32)

Net earnings (loss)	$30.9	$(123.6)	$(67.9)	$(338.8)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net earnings (loss):
Gain on foreign exchange derivatives	10.2	5.5	19.2	10.8
Reclassification to net earnings (loss) of gain on foreign exchange derivatives	(7.9)	(4.4)	(18.7)	(10.1)

Items that will not subsequently be reclassified to net earnings (loss):
Remeasurement gain (loss) on net defined retirement benefit liability and write down of deferred income tax asset associated with previously recorded remeasurement losses	48.8	(134.6)	50.8	(165.3)

Total other comprehensive income (loss)	51.1	(133.5)	51.3	(164.6)
Total comprehensive income (loss)	$82.0	$(257.1)	$(16.6)	$(503.4)

SEARS CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 52-week periods ended January 30, 2016 and January 31, 2015

Unaudited

	13-Week Period		52-Week Period
(in CAD millions)	2015	2014	2015	2014
Cash flow generated from (used for) operating activities
Net earnings (loss)	$30.9	$(123.6)	$(67.9)	$(338.8)
Adjustments for:
Depreciation and amortization expense	11.1	23.2	48.4	89.3
Share based compensation	—	0.4	(0.4)	0.4
Loss (gain) on disposal of property, plant and equipment	—	0.1	0.3	(0.6)
Net impairment losses	63.3	99.3	63.3	162.0
Gain on sale and leaseback transactions	—	—	(67.2)	—
Gain on termination of credit card arrangement	(170.7)	—	(170.7)	—
Gain on sale of interest in joint arrangements	—	—	—	(35.1)
Finance costs (recovery)	2.1	(4.7)	9.7	1.0
Interest income	(0.3)	(0.6)	(2.3)	(2.6)
Retirement benefit plans expense	4.8	4.5	18.9	19.0
Gain on settlement of retirement benefits	—	—	(5.1)	(10.6)
Short-term disability expense	1.4	1.3	4.9	5.7
Income tax (recovery) expense	(0.5)	(25.8)	5.2	(21.2)
Interest received	0.2	1.4	1.1	2.5
Interest paid	(0.8)	(0.9)	(2.7)	(3.3)
Retirement benefit plans contributions	(12.0)	(3.9)	(48.6)	(24.2)
Income tax refunds (payments), net	3.1	3.8	87.6	(60.7)
Other income tax deposits	—	—	—	(10.3)
Changes in non-cash working capital balances	150.1	36.3	(64.3)	(67.3)
Changes in non-cash long-term assets and liabilities	(3.0)	32.3	(11.7)	30.2
	79.7	43.1	(201.5)	(264.6)
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets	(15.3)	(19.1)	(45.4)	(54.0)
Proceeds from sale of property, plant and equipment	0.1	0.1	0.3	1.2
Proceeds from termination of credit card arrangement	174.0	—	174.0	—
Net proceeds from sale and leaseback transactions	—	—	130.0	—
Proceeds from sale of interest in joint arrangements	—	—	—	71.7
	158.8	(19.0)	258.9	18.9
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.4)	(0.5)	(1.9)	(2.2)
Repayment of long-term obligations	(0.9)	(0.9)	(3.9)	(7.8)
Transaction fees associated with amended credit facility	—	—	—	(1.0)
	(1.3)	(1.4)	(5.8)	(11.0)
Effect of exchange rate on cash at end of period	2.1	2.0	3.3	1.9
Increase (decrease) in cash	239.3	24.7	54.9	(254.8)
Cash at beginning of period	$74.6	$234.3	$259.0	$513.8
Cash at end of period	$313.9	$259.0	$313.9	$259.0